

08025506

UNITED STATES
:ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SVG North America Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__One Boston Place, Suite 3875__
(No. and Street)

__Boston__   __MA__   __02108__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Marc Bonavita co/a__   __617-292-2550__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Ernst + Young__
(Name – if individual, state last, first, middle name)

__200 Clarendon Street__   __Boston, MA__   __02116__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

SE6
Mall Processing
Section

☒ Certified Public Accountant

/MAR 14 2008

☐ Public Accountant

FEB 27 2008

☐ Accountant not resident in United States or any of its p~~FINANCIAL~~THOMSON

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Marc A. Bonavitacola_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SVG North America Inc._ , as of _December 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Marc [signature]
Signature

Vice President / Treasurer
Title

Amy L. Kelleher
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  included in Auditor's report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVG North America Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents



≡// ERNST & YOUNG

■ Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVG North America Inc.

We have audited the accompanying statement of financial condition of SVG North America Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVG North America Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2008

1

SVG North America Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$152,841
Receivable due from SVGL	103,074
Certificate of deposit – restricted	29,121
Prepaid assets	2,683
Total assets	$287,719
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 25,750
Income taxes payable	8,059
Total liabilities	33,809
Stockholder's equity:	
Common stock (3,000 shares authorized, issued, and outstanding, $1 par value)	3,000
Treasury stock (2,750 shares, $1 par value)	(2,750)
Additional paid-in capital	24,750
Retained earnings	228,910
Total stockholder's equity	253,910
Total liabilities and stockholder's equity	$287,719

See accompanying notes.

SVG North America Inc.

Statement of Income

Year Ended December 31, 2007

Revenues:	
Marketing fees from SVGL	$407,947
Payment due to the formation of FINRA	35,000
Interest income	4,018
Total revenues	446,965
Expenses:	
Management fees to SVGI	360,000
Audit fees	25,500
Regulatory	2,436
Other	585
Total expenses	388,521
Net income before income tax expense	58,444
Income tax expense	14,201
Net income	$ 44,243

See accompanying notes.

SVG North America Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at December 31, 2006	3,000	$3,000	2,750	$(2,750)	$24,750	$184,667	$209,667
Net income	–	–	–	–	–	44,243	44,243
Balance at December 31, 2007	3,000	$3,000	2,750	$(2,750)	$24,750	$228,910	$253,910

See accompanying notes.

4

SVG North America Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities

Net income	$ 44,243
Adjustments to reconcile net income to net cash	
used in operating activities:	
Increase in receivable due from SVGL	(62,151)
Increase in prepaid assets	(1,833)
Decrease in accrued expenses	(5,282)
Increase in income taxes payable	5,201
Net cash used in operating activities	(19,822)

Investing activities

Proceeds from certificate of deposit	14,560
Cash provided by investing activities	14,560
Net decrease in cash and cash equivalents	(5,262)
Cash and cash equivalents at beginning of year	158,103
Cash and cash equivalents at end of year	$152,841

Supplemental disclosures of cash flow information

Cash paid during the year for income taxes	$ 9,000

See accompanying notes.

SVG North America Inc.

Notes to Financial Statements

December 31, 2007

1. Organization and Nature of Business

SVG North America Inc. (the Company), was incorporated on September 16, 1996 under the laws of Delaware, U.S.A. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) which was formed, on July 26, 2007, through the consolidation of the New York Stock Exchange Member Regulation and the National Association of Securities Dealers, Inc. The Company provides services under a marketing agreement, effective January 1, 2007, to its immediate parent, SVG Advisers Ltd. (SVGL). As the Company has no employees, SVG Advisers Inc. (SVGI) performs accounting, marketing and administrative services to the Company for a fee of $30,000 per month. The Company's ultimate parent is SVG Capital plc, formerly known as Schroder Ventures International Investment Trust plc, which is publicly listed in the United Kingdom.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 provides guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. FIN 48 is required to be adopted by nonpublic enterprises in annual periods beginning after December 15, 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its financial condition or results of operations.

3. Income Taxes

The Company has no deferred tax assets or tax liabilities. Current income tax expense consisted of the following for the year ended December 31, 2007:

Federal	$ 8,000
State	6,201
Total income tax expense	$14,201

4. Related Party Transactions

Included in the statement of income is $407,947 of fee income from SVGL. The Company earns 105% of expenses before taxes for services performed under a marketing agreement. This is the Company's sole source of revenue with the exception of interest income. At December 31, 2007, the amount receivable from SVGL related to this income was $103,231.

On February 8, 2006, the Company authorized the purchase of a certificate of deposit in the amount of $43,682 to be pledged as collateral for a letter of credit to be used in lieu of a security deposit for the SVGI sublease. The Company acts as a co-borrower with SVGI for this letter of credit that has an interest rate of 3.5%. The minimum amount required as a security deposit is scheduled to reduce over time, and the letter of credit will reduce accordingly, but will remain in force until the lease expiration date of December 31, 2010. The Company will retain all interest income earned from the certificate of deposit. At December 31, 2007, the certificate of deposit was $29,121.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $119,032, which was $114,032 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

Supplemental Information

SVG North America Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Computation of net capital

Total stockholder's equity	$253,910
Deductions:	
Total nonallowable assets from statement of financial condition	134,878
Net capital	$119,032

Computation of excess net capital

Net capital requirement	$ 5,000
Net capital as calculated above	119,032
Excess net capital	$114,032

Computation of aggregate indebtedness

Aggregate indebtedness – per statement of financial condition	$ 33,809
Ratio of aggregate indebtedness to net capital	.28 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

SVG North America Inc.

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that Rule.

Supplementary Report



■ Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm
On Internal Control Required by Rule 17a-5

Board of Directors
SVG North America Inc.

In planning and performing our audit of the financial statements of SVG North America Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8. of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

ERNST & YOUNG LLP

February 18, 2008

12